SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934

Date of Report: January 3, 2005
(Date of earliest event reported)

Umpqua Holdings Corporation
(Exact Name of Registrant as Specified in Its Charter)

OREGON	**000-25597**	**93-1261319**
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

200 SW Market Street, Suite 1900
Portland, Oregon 97201
(address of Principal Executive Offices)(Zip Code)

(503) 546-2491
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement.

On January 3, 2005, Umpqua Holdings Corporation entered into a Nonqualified Stock Option Agreement with President and Chief Executive Officer Raymond P. Davis. The agreement grants Mr. Davis the option to purchase 75,000 shares of Umpqua common stock at an exercise price of $24.71 per share (the closing price of Umpqua common stock on January 3, 2005) subject to the following vesting schedule: options to purchase 22,500 shares vest on January 3, 2006; options to purchase 22,500 shares vest on January 3, 2007; options to purchase 15,000 shares vest on January 3, 2008; and options to purchase 15,000 shares vest on January 3, 2009. All options will vest upon the occurrence of a change of control transaction. The options expire ten years from the date of grant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this reported to be signed on its behalf of the undersigned hereunto duly authorized.

UMPQUA HOLDINGS CORPORATION
(Registrant)

Dated: January 4, 2005   By: /s/ Kenneth E. Roberts
                                   Kenneth E. Roberts
                                   Assistant Secretary